Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 1 to Registration Statement No. 333-215288 on Form S-1 of our report dated February 26, 2018, relating to the consolidated financial statements and financial statement schedule of Vistra Energy Corp. and its subsidiaries and its Predecessor Company, (which report expresses an unqualified opinion and includes an explanatory paragraph regarding emergence from bankruptcy and the non-comparability of Vistra Energy Corp. and its subsidiaries to its Predecessor Company) appearing in the Annual Report on Form 10-K of Vistra Energy Corp. for the year ended December 31, 2017, and to the reference to us under the heading “Experts” in the Prospectus, which is part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Dallas, Texas

March 7, 2018